Exhibit 12
PEABODY ENERGY CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Year	Year	Year	Year	Year	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009
Income from Continuing Operations Before Income Taxes	$183.0	$342.7	$484.8	$364.0	$1,175.8	$335.3
Interest Expense	90.9	98.0	139.1	235.8	227.2	99.3
Interest Portion of Rental Expense	23.2	22.8	22.9	30.4	30.8	17.1

Adjusted Earnings	$297.1	$463.5	$646.8	$630.2	$1,433.8	$451.7

Interest Expense	$90.9	$98.0	$139.1	$235.8	$227.2	$99.3
Interest Portion of Rental Expense	23.2	22.8	22.9	30.4	30.8	17.1

Adjusted Fixed Charges	$114.1	$120.8	$162.0	$266.2	$258.0	$116.4

Ratio of Earnings to Fixed Charges	2.60	3.84	3.99	2.37	5.56	3.88